                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           HEALTHCARE RECOVERIES, INC.
                                (Name of issuer)

                     COMMON STOCK, par value $.001 per share
                         (Title of class of securities)

                                    42220K101
                                 (CUSIP number)

                              Arthur G. Epker, III.
                                 Vice President
                          Par Capital Management, Inc.
                        One Financial Center, Suite 1600
                                 (617) 526-8992
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                   MAY 5, 2000
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box : [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 14 Pages)

----------------------

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP NO.  42220K101                                          PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             WC

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE

--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                    1,314,800
     BENEFICIALLY
    OWNED BY EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------

                         8    SHARED VOTING POWER

                               NONE

                        --------------------------------------------------------

                         9    SOLE DISPOSITIVE POWER

                              1,314,800

                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               NONE
                        --------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,314,800 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]

-------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.7%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP NO.  42220K101                                          PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR GROUP, L.P.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             WC

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE

--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                    1,314,800
     BENEFICIALLY
    OWNED BY EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------

                         8    SHARED VOTING POWER

                               NONE

                        --------------------------------------------------------

                         9    SOLE DISPOSITIVE POWER

                              1,314,800

                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               NONE
                        --------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,314,800 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]

-------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.7%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             PN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP NO.  42220K101                                          PAGE 4 OF 14 PAGES
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR CAPITAL MANAGEMENT, INC.
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*
             WC

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             STATE OF DELAWARE

--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                    1,314,800
     BENEFICIALLY
    OWNED BY EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------

                         8    SHARED VOTING POWER

                               NONE

                        --------------------------------------------------------

                         9    SOLE DISPOSITIVE POWER

                              1,314,800

                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               NONE
                        --------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,314,800 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]

-------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.7%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             CO

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP NO.  42220K101                                          PAGE 5 OF 14 PAGES
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MR. ARTHUR G. EPKER, III
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------

     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             PF

--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    [ ]
--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                    1,314,800
     BENEFICIALLY
    OWNED BY EACH
      REPORTING
        PERSON
         WITH
                        --------------------------------------------------------

                         8    SHARED VOTING POWER

                               NONE

                        --------------------------------------------------------

                         9    SOLE DISPOSITIVE POWER

                              1,314,800

                        --------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                               NONE
                        --------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,314,800 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------


    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]

-------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.7%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON *

             IN

--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to the common stock, par value $.001 (Common Stock), of HEALTHCARE RECOVERIES, INC. (the Issuer). The principal executive offices of the Issuer are located at 1400 Watterson Tower, Louisville, Kentucky, 40218.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a), (b) and (c). The persons filing this Statement are PAR Investment Partners, L.P., (PIP), PAR Group, L.P. (PAR Group), PAR Capital Management, Inc. (PAR Capital) and Mr. Arthur G. Epker, III (Mr. Epker).

                  PIP is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

                  The sole general partner of PIP is PAR Group, a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

                  The sole general partner of PAR Group, is PAR Capital, a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, MA 02111.

                  Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a Vice President of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker, III is a Vice President of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Edward L. Shapiro is a Vice President of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital The business address of Paul A. Reeder, III, Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is Suite 1600, One Financial Center, Boston, MA 02111.

                  (d) and (e). During the last five years PIP, PAR Group, and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   During the last five years Paul A. Reeder, III, Frederick S. Downs, Jr, Arthur G. Epker, III and Edward L. Shapiro, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                   (f) Paul A. Reeder, III, Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro are all citizens of the United States.

                                                                         6 of 14

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  Between May 5, 2000 and December 22, 1999 PIP purchased 1,274,800 shares of Common Stock of the Issuer in open market transactions. The sole source of the funds used in making purchases of the Common Stock was the PIP cash account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in
Item 5.

                  Between March 14, 2000 and March 16, 2000 Mr. Epker purchased 40,000 shares of Common Stock of the Issuer in open market transactions. The sole source of the funds used in making purchases of the Common Stock was Mr. Epker's Individual Retirement Account. No part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock. No source of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act. The amount of funds used in making the purchases is set forth in Item 5.

ITEM 4.  PURPOSE OF TRANSACTION.

                  PIP acquired the shares of Common Stock in the ordinary course of business for investment purposes. On August 10, 1999, PIP, PAR Group and PAR Capital (collectively, the Reporting Person) filed a Schedule 13G pursuant to Rule 13d-1(c). This Schedule 13D is being filed pursuant to Rule 13d-1(e)(i). On April 11, 2000 the Reporting Person sent a letter to the Issuer describing its views regarding the management of the Issuer. A copy of the letter is attached hereto as Exhibit 7(b). The Reporting Person has not made any decision as to its intended course of action with respect to its ownership interest in the Issuer. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person expects to take into consideration a variety of factors including, but not limited to, the Issuers business and prospects, other developments concerning the Issuer and the Issuers industries generally, other business opportunities available to the Reporting Person and other developments with respect to the business of the Reporting Person, general economic conditions and monetary and stock market conditions, including the market price of the Common Stock. In such event, the Reporting Person would likely consider the feasibility and advisability of various alternative courses of action, and the Reporting Person reserves the right, (i) to hold its shares of Common Stock as a passive investor or as an active investor (whether or not as a member of a group with other beneficial owners of the Common Stock or otherwise), (ii) to form a group with other beneficial owners of Common Stock,
(iii) to acquire beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (iv) to dispose of all or part of its holdings of Common Stock, (v) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4, or (vi) to change its intention with respect to any or all of the matters referred to in this Item 4.


                                                                         7 of 14

                   Other than as described above, neither the Reporting Person nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this statement, Mr. Epker and PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 1,314,800 shares of the Common Stock of the Issuer, representing approximately 11.7% of the number of shares of Common Stock of the Issuer currently outstanding. The number of shares of Common Stock of the Issuer believed to be outstanding as of May 5, 2000, as reported in the Form 10-Q of the Issuer for the quarterly period ending December 31, 1999 (which is the most recently available filing by the Issuer with the Commission) is 11,225,118. The total amount of funds used in purchasing the 1,314,800 shares of Common Stock was $5,048,829.90.

To the best knowledge of PIP, PAR Group, PAR Capital and Mr. Epker, none of PIP, PAR Group, PAR Capital or Mr. Epker, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

(b) PIP, PAR Group, PAR Capital and Mr. Epker have sole voting and dispositive power with respect to the 1,314,800 shares of Common Stock of the Issuer.

(c) To the best knowledge of PIP, PAR Group, PAR Capital and Mr. Epker, none of PIP, PAR Group, PAR Capital and Mr. Epker, nor any officer or director of PAR Capital has effected any transactions in the Common Stock of the Issuer during the past 60 days, other than as set forth below:


                                                                         8 of 14

                                            Number of Shares
                                            of Common Stock                     Price
                    Date                    Purchased (1)                       Per Share
                    ----                    -------------------                 ---------
                  03/26/99                     20,000                             4.50
                  03/29/99                      5,000                             4.75
                  04/07/99                     10,000                             4.69
                  04/19/99                     15,000                             4.38
                  05/04/99                     11,900                             4.41
                  05/10/99                     35,000                             4.56
                  05/11/99                      9,100                             4.50
                  05/11/99                     10,000                             4.50
                  05/13/99                      5,000                             4.56
                  05/14/99                     10,000                             4.56
                  05/18/99                     35,000                             4.22
                  05/19/99                     35,000                             4.22
                  05/20/99                    134,800                             4.19
                  05/25/99                     50,000                             4.31
                  06/04/99                      2,000                             4.22
                  06/04/99                      3,200                             4.19
                  06/28/99                     50,000                             4.44
                  08/10/99                    480,000                             3.68
                  08/24/99                     79,000                             3.94
                  08/31/99                     35,000                             3.89
                  09/01/99                     12,500                             3.75
                  09/02/99                     25,000                             3.69
                  12/21/99                      8,300                             2.80
                  12/22/99                      5,000                             2.69
                  03/14/00                     10,200                             4.36
                  03/15/00                      1,800                             4.41
                  03/16/00                     28,000                             4.41
                  04/24/00                     20,000                             2.75
                  04/25/00                     25,000                             3.00
                  04/28/00                     10,000                             2.86
                  05/02/00                     20,000                             2.88
                  05/02/00                     10,000                             2.94
                  05/03/00                     20,000                             2.88
                  05/05/00                     14,000                             2.88
                  05/05/00                     70,000                             3.05

(1) All transactions were effected on the Nasdaq National Market System

                  (d)      Not applicable.

                  (e)      Not applicable.


                                                                         9 of 14

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7(a)     Joint Filing Agreement

         7(b)     Letter from the Reporting Person to the Issuer dated April 11,
                  2000.


                                                                        10 of 14

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000

                                PAR INVESTMENT PARTNERS, L.P.
                                By: PAR GROUP, L.P.
                                    its general partner
                                By: PAR CAPITAL MANAGEMENT, INC.
                                    its general partner

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    -------------------------------------------


                                PAR GROUP, L.P.
                                By: PAR CAPITAL MANAGEMENT, INC.,
                                    its general partner

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    -------------------------------------------

                                PAR CAPITAL MANAGEMENT, INC.

                                By: /s/ Frederick S. Downs, Jr., Vice President
                                    -------------------------------------------

                                                                        11 of 14

                                  EXHIBIT 7(a)
                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Healthcare Recoveries, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

                  In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 5th day of May, 2000.

                                 PAR INVESTMENT PARTNERS, L.P.
                                 By: PAR GROUP, L.P.
                                     its general partner
                                 By: PAR CAPITAL MANAGEMENT, INC.
                                     its general partner
                                 By: /s/ Frederick S. Downs, Jr., Vice President
                                     -------------------------------------------


                                 PAR GROUP, L.P.
                                 By:  PAR CAPITAL MANAGEMENT, INC.,
                                     its general partner

                                 By: /s/ Frederick S. Downs, Jr., Vice President
                                     -------------------------------------------


                                 PAR CAPITAL MANAGEMENT, INC.

                                 By: /s/ Frederick S. Downs, Jr., Vice President
                                     -------------------------------------------




                                                                        12 of 14

                                                                    EXHIBIT 7(b)

April 11, 2000



Mr. William C. Ballard, Jr., Ms. Jill L. Force, Mr. John H. Newman, Ms. Elaine
J. Robinson, Mr. Chris B. Van Arsdel
Members of the Special Committee of The Board of Directors
Healthcare Recoveries, Inc.
1400 Watterson Tower
Louisville, KY  40218

Dear Directors:

I believe that as directors you have failed to fulfill your roles as representatives of the shareholders best interests. I hereby request that current members of the Special Committee of the Board of Directors resign and that the Board be replaced with directors whose communication is more open, whose economic interests more closely parallel those of the shareholders, and who will exercise more sensible business judgment.

On August 31, 1999, the Board appointed a Special Committee to evaluate strategic alternatives. Unfortunately, the decision to create such a Committee was not shared with the shareholders until October 5, 1999. Management indicated at that time the Special Committee would take 6-8 months to complete this process. On March 31, 2000, the Special Committee announced, without sufficient explanation, that it had ceased seeking a buyer for Healthcare Recoveries, Inc. ("HRI"). The implication of this decision is that some other strategic alternative offered better value for the shareholders. Unfortunately, no other strategic alternative was announced. Rather we were told that the Committee was continuing to review alternative means of enhancing shareholder value. How can the Board rule out alternatives with clear value to the shareholders in the absence of any other option? The Special Committee has failed to share with stockholders its rationale for making this determination. The best offer should have been presented to the shareholders, and democracy should have been allowed to carry the day. Each shareholder could have evaluated the best offer in light of the prospects for the company, its market capitalization and current market conditions. I ask that the Board share the offer(s) details with the shareholders, thereby providing a yardstick against which to measure your performance as directors in the future. The shareholders have a clear right to understand the options that were presented to HRI and to understand why they were rejected.

Regarding economic interests, the most recent proxy indicates that the special committee members own a total of 33,500 shares of HRI, and have options to purchase 60,000 additional shares. These same special committee members received $50,000 in retainer and $82,500 in meeting fees in 1999 alone. (Amounts from 2000 have not yet been disclosed.) These fees represent an average of $3.96 per share owned by special committee members. As a large shareholder, a $3.96/share dividend may change my opinion about whether the company should be sold or not. Unfortunately, I was not given this option. Board members are duty


                                                                        13 of 14
bound to represent the shareholders. The compensation given to special committee members to perform a task that is part of their ordinary duties as directors is egregious. Clearly, as special committee members you have an incentive to continue holding meetings, independent of whether you accomplish anything. This is not in the best interests of the other shareholders, and could be rectified by paying the special committee members less, or by replacing yourselves with board members who have larger ownership interests. Ideally, both will occur.

Finally, the business judgment of the special committee is so clearly flawed that there is no reasonable basis upon which to conclude that the relevant decisions were made with due care and in good faith. In addition to the logical inconsistencies outlined above, your failure to accept the best offer made is absolutely indefensible. You have spent the shareholders' money retaining Donaldson, Lufkin and Jenrette, held at least 11 meetings, and spent 7 months looking for a buyer. The market has spoken, and you have elected not to listen.

Any argument that the best offer received was insufficient is unsustainable when made by a Board of Directors that approved a $10,000,000 share repurchase on March 15, 1999, and only used 14% of those funds to buy back shares at an average price of $4.50/share. If HRI is worth more than the best offer, why did the company not aggressively repurchase shares at lower prices last year? Why have members of the special committee not personally purchased shares in the last year while the stock has traded below $5.00? Your words say one thing ("the stock is cheap") but your actions say another ("the stock wasn't worth buying at $4.50"). The old saying "talk is cheap" leads me to conclude that your actions more closely reflect your true beliefs. Your prior decisions are consistent with only one conclusion: any offer of greater than $4.50 per share should be considered acceptable by the Special Committee. If there is a plan for realizing greater shareholder value than was represented by the highest offer received, what is it, and why wasn't it announced? Why should any alternative be eliminated before a conclusion is reached? Please share the wisdom that we paid dearly for.

When one looks at your performance as directors, it is impossible not to be appalled. Your economic incentives are different from your constituents, your communication skills are lacking and your business judgment is indefensible. You have presided over the company while the stock price has declined from its peak of over $25.00 to its current price of $3.00, and yet you have turned down a lifeline offered to the shareholders. Mr. Ballard told me on the phone that he felt underpaid as a director and member of the Special Committee. Given his concern, he would be doing what is best for him and for the shareholders if he resigned. To reiterate my most fundamental point, I hereby request that all members of the Special Committee of the Board of Directors resign as Directors immediately. I am willing to serve as a member of the Special Committee for no fee, and I am sure other large shareholders would also nominate new directors who will serve the shareholders.

                                   Sincerely,




                                   Arthur G. Epker III


                                                                        14 of 14